November 12, 2009

Adam F. Turk
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-3010

Re:	Gulf Shores Investments, Inc.
Registration Statement on Form S-1
Filed September 28, 2009
File No. 333-162177

Dear Mr. Turk:

We represent Gulf Shores Investments, Inc. (“Gulf Shores” or, the “Company,” “we,” “us,” or “our”).  By letter dated October 23, 2009 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1 originally filed on September 28, 2009. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.
Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.”  In discussing this definition in the adopting release, the Commission stated that it would “scrutinize… offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419.”  See Securities Act Release No. 33-6932 (April 28, 1992).

Your disclosure indicates that you are a development stage company with the principal business objective of managing and owning real estate properties.  However, your disclosure shows that you had no assets as of June 30, 2009, other than cash of $4,729, no revenues, no operations and no contracts regarding the company’s proposed business.  Furthermore, you are not raising any funds in this offering and have no specific plans to obtain financing. In addition, the costs of this offering are $34,502.  It is uncertain from your disclosure whether the company will be able to implement a business plan based on the amount of its current cash position.  Furthermore, the company lacks a specific plan of operations for the next twelve months.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company.  Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering.  If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan.  Please refer to Item 101(a)(2) of Regulation S-K.  We offer the following comments to help you revise this disclosure.

RESPONSE: The Company does not believe that it needs to comply with Rule 419 sinceit is not a blank check company because it has a specific business plan and has movedforward with its business operations. Specifically the Company, while in the development stage, is proceeding with its business plan to indentify suitable properties to manage, as well as for acquisition and leasing. The Company has taken certain steps in furtherance of this business plan  including research and development regarding the Company’s proposed business operation of managing properties. At such time as the Company is successful in raising the funds set forth in the S1 it will take the next steps in furtherance of their business plan. Since the Company has a specific business purpose and has taken steps in furtherance of such business plan, the Company does not believe it is a blank check company as defined in Rule 419 of Regulation C of the Securities Act of 1993 and  the S-1 has not been revised to comply with Rule 419.

2.
We note that your plan of business is primarily that of acquiring and holding for investment real estate or interests in real estate.  Therefore, it appears your registration statement should be filed on Form S-11, not Form S-1.  Please revise or advise.

RESPONSE:   The Company does not believe its registration statement should be filed on Form S-11.  The Company does not believe it’s operations qualify as a real estate investment trust and also does not believe its business operations fall primarily under the umbrella of acquiring and holding for investment real estate or interests in real estate or interests in other issuers whose business is primarily that of acquiring and holding real estate or interest in real estate for investment. The Company’s principal business is the management and ownership of real estate properties.  The operations include managing, rehabilitating, buying and selling income producing commercial and residential real estate properties.  They intend to acquire undervalued properties and lease them to long-term tenants They will operate the properties as the property manager, and if the real estate market improves they will look for opportunities to sell or re-capitalize the properties based on improving the properties cash flow and anticipated appreciated value.

3.
Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.  Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

RESPONSE: The Company does not plan to use any graphics, maps, photographs, related captions or other artwork including logos in the prospectus.

Summary Information, page 4

4.	Within this section, please discuss your current operations and whether you currently own any commercial or residential properties.

RESPONSE: The Company has updated this section to state it does not currently own any properties.

Risk Factors, page 6

5.
We note your disclosure on page 19 that your auditors have issued a going concern opinion.  Please include a risk factor, which discusses the substantial doubt about your ability to continue as a going concern, and place it at the beginning of your Risk Factors section.  It may also be helpful to briefly address this concern in your summary.

RESPONSE: The Company has added a risk factor which discusses the substantial doubt about its ability to continue as a going concern.

6.
Please note that each risk factor should present a single, discreet material risk to your business, financial condition or operations.  We note the bulleted list associated with the following risk factor:

•	“We have Limited Operating History And Face Many Of The Risks…” page 6

It appears that this bulleted list is presenting multiple risks.  To the extent that any of the risks disclosed in this bulleted list are significant enough to warrant separate risk factors, please revise accordingly.  Also it is unclear how each of the risks in the bulleted list applies to your business.  Please revise to include only those risks that are specific to your business.

RESPONSE: The Company has revised this risk factor to include only risks that are specific to its business.

7.
We note your disclosure on page 5 that you currently have no revenues and sustained net losses of $38,846 for the period from your inception through June 30, 2009.  Please include a separate risk factor that discusses your current lack of revenue and that you may not experience any positive revenues for the foreseeable future.

RESPONSE: The Company has added a risk factor discussing its current lack of revenue and that it may not experience positive revenues for the foreseeable future.

Selling Shareholders, page 11

8.
We note that you have indicated that several of the selling shareholders are relatives.  Please note that a person is generally regarded as the beneficial owner of securities held in the name of his or her spouse and minor children.  See Securities Act Release 33-4819 (Feb. 14, 1966).  It appears that you have indicated the beneficial ownership of securities for certain spouses in your table, however, there appears to be other familial relationships between the selling shareholders.  To the extent that you have not already done so, please revise the table to reflect securities held in the name of a spouse or minor child as being beneficially owned by that selling shareholder.  In addition, please revise accordingly the beneficial ownership table on page 23.

RESPONSE: The selling security holders table has been revised to reflect securities held in the name of a spouse or minor child as being beneficially owned by that selling shareholder.

Plan of Distribution, page 13

9.
We note that the issuance and distribution of the shares in this offering will cost $34,502.28 and that you have $4,729 in available cash.  Given your current lack of revenue, please explain in the MD&A section where you will obtain the additional funds to cover these costs.

RESPONSE: The Company has added disclosure indicating it will need to raise additional capital through future financing.

Information about the Registrant, page 21

10.
We note that you will draw upon the experience of your management as well as trusted outside advisors to provide research and economic and statistical data in connection with the Company’s activities.  To the extent known, please disclose the identities and qualifications of these outside advisors.

RESPONSE: The reference to trusted outside advisors has been removed.

11.
Please state whether you will voluntarily send an annual report and whether the report will include audited financial statements.  See Item 101(h)(5)(i) of Regulation S-K. Also disclose whether you file reports with the Securities and Exchange Commission and that the public may read and copy any materials you file with the Commission at the SEC’s public reference room at 100 F Street, NE, Washington, DC 20549 on all official business days during the hours from 10 a.m. to 3 p.m.  See Items 101(h)(5)(ii) and (iii) of Regulation S-K for guidance.  Also, please state whether your reporting information will be made available on your website.

RESPONSE:  The Company has added this disclosure.

12.	Within this section, please disclose whether you have identified any specific properties for acquisition and the location of those properties.

RESPONSE: The Company has updated this section to indicate that it has not identified any specific properties for acquisition.

13.	Please discuss in greater detail whether you intend to hold investment properties for sale to the public or do you intend to lease them to potential tenants.

RESPONSE: The Company has revised and disclosed that it intends to both hold investment properties for sale to the public and lease to potential tenants.

Financial Statements and Notes

General

14.	Please continue to monitor the updating requirements of Rule 8-08 of Regulation S-K.

RESPONSE: The Company will monitor the updating requirements of Rule 8-08 Regulation S-K.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 20

15.
Please expand this section to include the most important matters on which management focuses in evaluating your financial condition and operating performance and provide the context for the discussion and analysis of the financial statements.  The Overview should identify and address those key variables and other qualitative and quantitative factors that are peculiar to and necessary for an understanding and evaluation of your business. This discussion should address both past and prospective financial condition and operating performance, including a discussion of known material trends and uncertainties.  Please provide this disclosure in your amended filing.

RESPONSE: The Company has revised Item 2 of the Plan of Operations to address this disclosure.

16.
Please describe the company’s plan of operations for the next twelve months as required by Item 101(a)(2) of Regulation S-K. Provide details of your specific plan of operations, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding.  Please explain how the company intends to meet each of the milestones if it cannot receive funding.  See Item 101(a)(2) of Regulation S-K.

RESPONSE: The Company has revised Item 3 and 4 of the Plan of Operations to address this disclosure.

Capital Resources and Liquidity, page 21

17.
Given your auditor’s going concern opinion, please revise your disclosure to be more specific concerning the sources of your liquidity for the next 12 months.  For example, if you plan to issue additional equity, you should disclose your plans to do so.  If you plan to incur debt obligations, you should disclose the identities of any potential lenders.

RESPONSE: The Company has updated its disclosure to be more specific about its source of liquidity for the next 12 months.

Directors, Executive Officers, Promoters and Control Persons, page 21

18.	Please disclose the positions held by David Dreslin for the past five years and give the period for which each position was held as required by Item 401(e) of Regulation S-K.

RESPONSE: The positions held by David Dreslin for the past five years have been update das required by 401(e) of Regulation S-K.

19.	It appears you have omitted the information required by Item 407(a) of Regulation S-K. Please revise to include this information or advise.

RESPONSE: The disclosure regarding designated board committees and director independence have been added as required by Item 407(a) of Regulation S-K.

20.
We note that you do not have a separately designated audit, nominating or compensation committee.  Please disclose any plans you have to form these separately designated committees, or in the alternative, state that you have no such plans.

RESPONSE: The Company has disclosed that it does not currently intend to form separately designated audit, nominating or compensation committees.

Transactions with Related Persons, Promoters, and  Certain Control Persons, page 23

21.	Please discuss how the disclosed transaction is a related party transaction. See Item 404(a) of Regulation S-K.

RESPONSE: The disclosed transaction has been removed.

22.	Please state the name of each promoter and the nature and amount of anything of value received or to be received by each promoter directly or indirectly as required by Item 404(c) of Regulation S-K.

RESPONSE: The Company has disclosed that there is no promoter and that nothing of value was received directly or indirectly as required by Item 404(c)

Part II – Information Not Required in Prospectus

Undertakings, page 28

23.	Please provide the undertakings required in Item 512(a)(5) of Regulation S-K.

RESPONSE: The undertakings required by Item 512(a)(5) of Regulation S-K has been provided.

Exhibits, page 28

24.
We note that you have not indicated in your exhibit index that you intend to file a tax opinion.  Please file a tax opinion with your amendment or explain to us why you do not have to provide one.  Refer to Item 601(b)(8) of Regulation S-K for guidance.

RESPONSE: The Company will not be filing a tax opinion.  The Company does believe Securities Act Industry Guide 5 applies to Company’s business plan.

25.	It appears that the following exhibits in your Exhibit Index have not been filed with the Securities and Exchange Commission:

•	Exhibit 23.2, Consent of Counsel
•	Exhibit 24.1, Power of Attorney

Please file these exhibits with your registration statement.  Note that if counsel’s consent is disclosed in another exhibit, please indicate this in the exhibit index.

RESPONSE:  The Company has removed exhibit 24.1 and disclosed that the Consent of Counsel is located elsewhere.

Signatures, page 30

26.	Please revise to include the signatures of persons in their individual capacities as required by Form S-1. See the Instructions to Signatures on Form S-1 for guidance.

RESPONSE: The signature page has been revised accordingly.

Very truly yours,

ANSLOW & JACLIN LLP

By:	/s/ Gregg E. Jaclin
GREGG E. JACLIN